Filed by Atmel Corporation

Pursuant to Rule 425 Under The Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-6

Under the Securities Exchange Act of 1934

Subject Company: Atmel Corporation

Registration Statement Number: 333-209477

NOTICE TO OPTIONHOLDERS

March 17, 2016

As you know, Atmel Corporation (“Atmel”) has agreed to be acquired by Microchip Technology Incorporated (“Microchip”) under the terms of the Agreement and Plan of Merger (the “Merger Agreement”), with Atmel surviving as a subsidiary of Microchip. Under the Merger Agreement, Microchip will pay approximately (1) $7.00 in cash and (2) a fraction of a share of Microchip common stock having a value of $1.15, for each share of Atmel common stock at the closing of the merger (the “Merger Consideration”) (such transaction, the “Merger”).

You currently hold one or more outstanding options to acquire shares of Atmel common stock (each, an “Option”) under the Atmel 2005 Stock Plan, as amended, the Ozmo, Inc. 2005 Equity Incentive Plan or the Newport Media, Inc. 2005 Stock Incentive Plan (collectively, the “Atmel Stock Plans”). If your Options are vested, you may exercise them at any time prior to 1:00 pm Pacific Daylight Time on April 1, 2016 (the “Exercise Deadline”) by accessing your stock plan account on E*TRADE, making the election to exercise your vested Options and paying the aggregate exercise price (and all applicable tax withholdings).

If your Options are unvested or will be unvested as of immediately before the closing of the Merger (the “Closing”), and provided you remain employed through such time, each of your outstanding Options will become fully vested and exercisable as of immediately before the Closing (as provided in the Merger Agreement), and subject to occurrence of the Closing. Atmel appreciates that you may wish to exercise these accelerated Options, and is allowing you to elect to exercise these outstanding Options, contingent on the Closing, prior to the actual Closing and by the Exercise Deadline. If you would like to exercise your unvested Options with such exercise contingent on the Closing, please access your stock plan account on E*TRADE, make the election to exercise your Options and pay the aggregate exercise price (and all applicable tax withholdings) for your Options prior to the Exercise Deadline. If the Merger is not completed, your unvested Options will not be deemed to have received accelerated vesting and will not be deemed to have been exercised, and any payments you made for the exercise price and tax withholdings will be returned to you.

You are not required to exercise your Options or to take any action with respect to your Options.

On the Closing, if you have not exercised your Options, Atmel will automatically “net exercise” your Options. Under this “net exercise,” you will be deemed to have paid the exercise price and applicable tax withholdings due on the Option exercise through the withholding of a number of shares of Atmel common stock otherwise issuable to you on the exercise of the Option equal to the value of your aggregate exercise price and any tax withholdings. Atmel will then issue you the remaining “net" number of shares of Atmel common stock. You will then be entitled to receive the Merger Consideration in exchange for those net shares of Atmel common stock, in accordance with the terms of the Merger Agreement.

This Notice is only a summary of the treatment of your Options in the Merger and is qualified in its entirety by reference to the Atmel Stock Plans and the Merger Agreement. Please consult your tax or financial advisor to discuss how the Merger may impact your Options. If you have any questions regarding the procedures associated with the exercise of your Options, please contact Atmel’s HR department.

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Additional Information

This communication may be deemed to be solicitation material in respect of the proposed merger involving Microchip and Atmel. In connection with the proposed merger, Microchip has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”) containing a prospectus with respect to the Microchip common stock to be issued in the proposed merger and a proxy statement of Atmel in connection with the proposed merger (the “Proxy Statement/Prospectus”). Each of Microchip and Atmel intends to file other documents with the SEC regarding the proposed merger. The definitive Proxy Statement/Prospectus has been mailed to stockholders of Atmel and contains important information about the proposed merger and related matters. The final Proxy Statement/Prospectus describes the terms and conditions of the way in which the proposed merger will be implemented, including details of how to vote on the adoption of the proposed merger agreement. Any response to the proposed merger should be made only on the basis of the information in the Proxy Statement/Prospectus.

Securityholders of Atmel may obtain, free of charge, copies of the Proxy Statement/Prospectus and Registration Statement, and any other documents filed by Atmel and Microchip with the SEC in connection with the proposed merger at the SEC’s website at www.sec.gov. Securityholders of Atmel may obtain, free of charge, copies of the Proxy Statement/Prospectus and any other documents filed by Atmel with the SEC in connection with the proposed merger in the “Investors” section of Atmel’s website at www.atmel.com.

BEFORE MAKING AN INVESTMENT OR VOTING DECISION, WE URGE SECURITYHOLDERS OF ATMEL TO READ CAREFULLY THE PROXY STATEMENT/PROSPECTUS AND REGISTRATION STATEMENT (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT MICROCHIP OR ATMEL WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

This communication does not constitute an offer to buy or exchange, or the solicitation of an offer to sell or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not a substitute for any prospectus, proxy statement or any other document that Atmel or Microchip may file with the SEC in connection with the proposed merger.

Participants in the Solicitation

Atmel, Microchip and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Atmel’s stockholders in connection with the adoption of the merger agreement in connection with the proposed merger and may have direct or indirect interests in the proposed merger. Information about Microchip’s and Atmel’s respective directors and executive officers is set forth in the Proxy Statement/Prospectus that was filed with the SEC on February 26, 2016.

Cautionary Statements Related to Forward-Looking Statements

This communication contains, or may contain, “forward-looking statements” in relation to Atmel and Microchip, as well as other future events and their potential effects on Atmel, Microchip and the combined company that are subject to risks and uncertainties. Generally, the words “will,” “may,” “should,” “continue,” “believes,” “targets,” “plans,” “expects,” “estimates,” “aims,” “intends,” “anticipates” or similar expressions or negatives thereof identify forward-looking statements. Forward-looking statements include statements relating to (1) the benefits of the merger, including future financial and operating results of the combined company, Microchip’s or Atmel’s plans, objectives, expectations and intentions, and the expected timing of completion of the transaction; (2) expected developments in product portfolio, expected revenues, expected operating costs savings, expected future cash generation, expected future design wins and increase in market share, expected incorporation of products in those of customers, adoption of new technologies, the expectation of volume shipments of products, opportunities in the semiconductor industry and the ability to take advantage of those opportunities, the potential success to be derived from strategic partnerships, the potential impact of capacity constraints, the effect of financial performance on share price, the impact of government expectations and beliefs of the management of Microchip and Atmel; (3) the expansion and growth of Microchip’s or Atmel’s operations; (4) the expected cost, revenue, technology and other synergies of the proposed merger, the expected impact of the proposed merger on customers and end-users, the combined company’s future capital expenditures, expenses, revenues, earnings, economic performance, financial condition, losses and future prospects; (5) business and management strategies and the expansion and growth of the combined company’s operations; and (6) the anticipated timings of the Atmel stockholders’ meeting and completion of the proposed merger.

These forward-looking statements are based upon the current beliefs and expectations of the management of Atmel and involve risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond Atmel’s ability to control or estimate precisely. Those factors include (1) the outcome of any legal proceedings that could be instituted against Atmel or its directors related to the discussions with Microchip, the merger agreements with Dialog or Microchip or any unsolicited proposal; (2) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement with Microchip; (3) the ability to obtain governmental and regulatory approvals of the proposed merger between Atmel and Microchip; (4) the possibility that the proposed merger between Atmel and Microchip does not close when expected or at all, or that the parties, in order to achieve governmental and regulatory approvals, may be required to modify aspects of the proposed merger or to accept conditions that could adversely affect the combined company or the expected benefits of the proposed merger; (5) the possibility that other competing offers or acquisition proposals will be made; (6) the ability to realize the expected synergies or savings from the proposed merger in the amounts or in the timeframe anticipated; (7) the potential harm to customer, supplier, employee and other relationships caused by the announcement or closing of the proposed merger; (8) the ability to integrate Atmel’s businesses into that of Microchip in a timely and cost-efficient manner; (9) the combined company’s ability to develop and market products containing the respective technologies of Atmel and Microchip in a timely and cost-effective manner; (10) the combined company’s ability to protect intellectual property rights; (11) litigation (including intellectual property litigation in which the combined company may be involved or in which customers of the combined company may be involved, especially in the mobile device sector), and the possible unfavorable results of legal proceedings; (12) dependence on key personnel; (13) the inability to realize the anticipated benefits of acquisitions and restructuring activities, including in connection with the proposed merger, or other initiatives in a timely manner or at all; (14) the development of the markets for Atmel’s and Microchip’s products; (15) risks related to Microchip’s ability to successfully implement its acquisitions strategy; (16) uncertainty as to the future profitability of businesses acquired by Microchip, and delays in the realization of, or the failure to realize, any accretion from any other acquisition transactions by Microchip; (17) the inherent uncertainty associated with financial projections; (18) disruptions in the availability of raw materials; (19) compliance with U.S. and international laws and regulations by the combined company and its distributors; (20) the market price and volatility of Microchip common stock (if the merger is completed); (21) the cyclical nature of the semiconductor industry; (22) an economic downturn in the semiconductor and telecommunications markets; (23) consolidation occurring within the semiconductor industry; (24) general global macroeconomic and geo-political conditions; (25) financial market conditions; (26) business interruptions, natural disasters or terrorist acts; and (27) other risks and uncertainties, including those detailed from time to time in Microchip’s and Atmel’s periodic reports and other filings with the SEC or other regulatory authorities, including Atmel’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (whether under the caption Risk Factors or Forward Looking Statements or elsewhere) and Microchip’s Annual Report on Form 10-K for the fiscal year ended March 31, 2015, which was filed with the SEC on May 27, 2015 and amended on June 8, 2015 (whether under the caption Risk Factors or Forward Looking Statements or elsewhere) and Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2015 (whether under the caption Risk Factors or Forward Looking Statements or elsewhere).

Neither Atmel nor Microchip can give any assurance that such forward-looking statements will prove to be correct. The reader is cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this announcement. Neither Atmel nor Microchip nor any other person undertakes any obligation to update or revise publicly any of the forward-looking statements set out herein, whether as a result of new information, future events or otherwise, except to the extent legally required.

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